December 6, 2012

Via EDGAR and Fax

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549

Attn: Mr. H. Roger Schwall

Re:	Comstock Resources, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 27, 2012

Form 10-Q for the Quarter Ended June 30, 2012

Filed August 3, 2012

Form 10-Q for the Quarter Ended September 30, 2012

Filed November 2, 2012

Response Letter Dated October 11, 2012

File No. 001-03262

Ladies and Gentlemen:

The following are the responses of Comstock Resources, Inc. (“Comstock” or the “Company”) to the comments contained in the Staff’s comment letter dated November 21, 2012 (the “Comment Letter”) concerning the above-referenced Form 10-K (the “10-K”), the Form 10-Q filings for the quarters ended June 30, 2012 and September 30, 2012 (collectively, the “10-Q filings”) and our Response Letter dated October 11, 2012 (the “Response Letter”). The responses are numbered to correspond to the numbers of the Comment Letter.

Form 10-K for the Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

Critical Accounting Policies, page 51

Impairment of Oil and Gas Properties, page 52

1.

We note the discussion of prices used to estimate cash inflows for purposes of testing your oil and gas properties for impairment. Separately, we note the discussion appearing under Note 2, Acquisition and Disposition of Oil and Gas Properties, page F-15, of prices used to determine the fair value of the properties acquired as part of the Delaware Basin

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acquisition. Explain to us, in reasonable detail, how the price assumptions used in your impairment testing compare to those used to value the acquired properties. Additionally, explain to us how the pricing assumptions used for your impairment testing compare to those used for purposes of preparing any operating or capital budgets. To the extent that the assumptions used for purposes of valuing the acquired properties or preparing budgets differ from those used for purposes of impairment testing, explain to us how you considered the guidance in FASB ASC paragraph 360-10-35-30.

Our business planning processes utilize estimated cash flow projection techniques for various purposes, including prioritization of drilling projects (seriatim order of projects based on comparable outcomes), the business plan that we use for purposes of planning our proved reserves development plan, and strategic investments in both proved and unproved oil and gas properties. Our formal business planning is primarily focused on a one year forward looking period due to the volatility in oil and natural gas prices.

By policy, we do not publicly disclose forward looking information other than estimates of production for the current and upcoming fiscal year, and our capital budget plans which we issue in a press release each year and which we update during the course of the following year.

Our business plan, which supports our drilling plan for future development of reserves, is based upon our impairment case price forecasts. When we perform estimates of future cash flows for strategic acquisitions, of which our recent Wolfbone acquisition is an example, we use an escalated price forecast model based on our impairment price case forecasts as our base forecasting model. In the case of acquisitions, where the key outcomes are the discounted future cash flows, we also prepare multiple alternative estimates of future cash flows with the objective of evaluating the sensitivity of the cash flows to price risk, cost risk, reserves risk, and combinations thereof. The final bid value for strategic acquisitions generally reflect a combination of the risk-adjusted discounted cash flow outcomes as well as management's qualitative assessment of the acquisition.

With respect to the allocation of the purchase price of the proved reserves acquired in 2011, the fair value was determined based upon estimated discounted future cash flows which were risk adjusted by reserve category. In this instance we ran our valuation model using our impairment price case, and we also evaluated the fair value of these assets based upon alternative pricing cases and risk factors, similar to how we believe most market participants would determine the fair value of oil and gas properties.

Our annual operating budgets, which are forecasts of the current and upcoming year, are prepared for internal use, and the oil and natural gas prices that we utilize in these forecasts are based upon our historical prices realized as well as the near term commodity futures market prices. Our annual capital budget for drilling and completing wells is prepared based

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upon a combination of factors. These include our drilling commitments under our mineral interests, drilling plans proposed by other operators and our joint venture partners, and our near term projections of commodity prices. Since we primarily rely upon our internally generated cash flows to fund our capital spending, the prioritization of these wells also considers their relative ability to contribute to near term cash flows.

Based upon the above information, we believe that the estimated future cash flows that we use to test the recoverability of our long-lived asset groups are consistent with the guidance provided in ASC 360-10-35-30. For purposes of planning, forecasting and valuations, our price forecasts are forward looking, they contemplate future prices which are observable to all market participants, and they reflect our internal assumptions as to what longer-term average commodity prices will be. We do not utilize historical pricing as required by ASC 932-235 (the first of the month average price) for purposes of budgeting, evaluating potential acquisitions or drilling prospects, or for any other internal purposes. Rather, such prices are used solely for purposes of estimating reserves pursuant to our disclosure requirements under ASC 932-235 and in the determination of the standardized measure of oil and gas reserves.

Form 10-Q for the Quarter Ended June 30, 2012

Financial Statements

Note 1 – Summary of Significant Accounting Policies, page 9

Property and Equipment, page 10

2.	Within your response to prior comment two you state that your procedures to assess asset impairment include the use of price forecasts that are different from those used in estimating oil and natural gas reserves quantities. In addition, you state “the proved undeveloped reserves that were uneconomic at the prices used to determine the quantities of oil and natural gas reserves as of June 30, 2012 remained economic based upon the escalated price forecasts used for impairment testing. Accordingly, these proved undeveloped reserves were reclassified as probable reserves, and after risk adjusting these reserves, the estimated combined future undiscounted value of proved and risk adjusted probable reserves for most of these field areas exceeded the net book value of assets.”

FASB ASC 932-360-35-8 specifically states that undiscounted future cash flows shall be based on total proved and risk adjusted probable and possible reserves. For impairment testing purposes we would expect you to utilize only reserve quantities that are economically producible. As indicated in the definition of proved reserves at FASB ASC 932-10-S99-1(a)(22), you must use the 12 month average price to determine whether given quantities are economically producible. Similarly, the answer to question 122.01 of the Compliance and Disclosure Interpretations requires the use of the 12 month average price to determine probable and possible reserve quantities.

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As a company that applies the successful efforts method, you may assess your oil and gas properties for impairment using escalating prices to calculate future undiscounted cash flows; however, the reserves used in your calculation must be determined using the 12 month average price.

Please assess your oil and gas properties for impairment using this guidance and detail how its application would impact your previously issued financial statements and related disclosures.

Although we agree that the definitions of proved reserves, as defined in ASC 932-10-S99-1(a)(22), and probable reserves, as defined in ASC 932-10-S99-1(a)(18), specify the pricing to be used to determine the quantity of such reserves, we believe that those definitions are applicable to the disclosures of quantities of crude oil and natural gas reserves and the computation of the standardized measure of oil and gas reserves. However, we do not believe that the FASB’s intent was for these disclosure requirements to restrict successful efforts oil and gas companies to using such prices for estimating the amount of economically producible reserves for purposes of evaluating whether the carrying value of proved oil and gas properties can be recovered by estimated net undiscounted future cash flows. We observe that ASC 932-360-35-9 and ASC 932-360-35-10 specifically refer to ASC 360-10-15, and ASC 360-10 sections 35-15 through 35-49, respectively, as being the appropriate guidance for use for asset impairment, and particularly with respect to assessing whether net undiscounted future cash flows will recover the carrying value of proved properties.

ASC 932-360-35-8 states “Typically the evaluation of oil and gas producing properties is on a field-by-field basis or by logical grouping of assets if there is a significant shared infrastructure (for example, platform). The undiscounted future cash flows shall be based on total proved and risk-adjusted probable and possible reserves.” We note that this clarification in the Codification was not in the original FASB Statement No. 144, Accounting for the Impairment and Disposal of Long-Lived Assets, and was added to the Codification from the AICPA Audit and Accounting Guide, Entities With Oil and Gas Producing Activities. There was a key phrase that immediately followed “total proved and risk-adjusted probable and possible reserves” that was omitted in the Codification. That omitted phrase was “which are based on economic producibility using management’s best estimate of prices and costs. Future prices should be in nominal dollars (adjusted for expected inflation) and should reflect management’s best estimates. Future cost projections should include future capital expenditures and development and operating costs.” We further note that the phrase continues to be in the September 2012 version of the AICPA Audit and Accounting Guide. We also note that this guidance was in effect prior to the modernization of the SEC oil and gas reserve rules when proved reserves were calculated based on prices in effect on the last day of the reporting period and also no definition was provided for either reserves, probable reserves or possible reserves.

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We believe that the omitted phrase is completely consistent with the guidance in ASC 360-10-35-30 which requires that the future cash flows used to test the recoverability of a long-lived asset incorporate the entity’s own assumptions. We also do not believe that the FASB intended to change the application of the impairment test for successful efforts companies when it partially adopted, as part of the Codification, the AICPA Audit and Accounting Guide. The omission of the phrase and the change to the reserve definitions that appear in ASC 360-10-S99-1(a)(22) should not result in a significant change in the application of the impairment test for successful efforts companies. Practice has been for nearly 17 years (since the adoption of FASB Statement No. 121, Accounting for the Impairment and Disposal of Long-Lived Assets, which was unchanged with the adoption of Statement 144), to include a portion of probable and possible reserves in the estimate of future cash flows. Under the Staff’s interpretation, which we do not believe is appropriate, reserves determined using the new disclosure requirements that are no longer proved because of prices would also no longer be included in future cash flows as probable or possible reserves. Our understanding is that it was not the intent of either the SEC or the FASB that the accounting for oil and gas properties would be changed as a result of the SEC’s Modernization of Oil and Gas Reporting Project or the resultant changes to the ASC relating to disclosures of oil and gas reserves.

Our impairment procedures for the carrying value of proved reserves, which we have developed based on the guidance contained in ASC 360-10, follow a three step process which can be summarized as follows:

1.	We first perform an analysis intended to consider whether indicators of impairment are present (Step 1),

2.	When indicators of impairment are present, we then perform a test of recoverability where we compare the sum of the estimated undiscounted future cash flows attributable to each of our asset groups to their respective carrying amounts
(Step 2), and

3.	If the undiscounted cash flows in our Step 2 test for recoverability for any individual asset group are less than any asset group’s carrying amount, the fair value of that asset group is determined and we recognize an impairment loss to the extent that the carrying value exceeds the fair value (Step 3).

It is our understanding that the guidance in ASC 932-10-S99 regarding proved and risk-adjusted probable and possible reserves may be used as a basis for concluding that indicators of impairment exist (i.e. Step 1), but we believe that using such information in a test of recoverability (i.e., net future undiscounted cash flows – Step 2) or a fair value estimation (e.g., discounted cash flows – Step 3) would be inappropriate as the disclosure objectives of ASC 932-235-50 are different from the measurement objectives of ASC 360-10. We note

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that this view is consistent with the view expressed in Section 5.2.2 of the Ernst & Young Financial Reporting Developments Publication, Impairment or disposal of long-lived assets, as reproduced below:

Cash flows used to test oil and gas properties for recoverability

Oil and gas entities are required to estimate future cash flows relating to proved oil and gas reserves to meet existing disclosure requirements under ASC 932-235. While this information may be used to make a preliminary assessment of whether the related assets may be impaired, ASC 932-235 does not impose specific limits on the assumptions used to generate estimates of future cash flows for the purposes of assessing oil and gas properties for recoverability. Although the ASC 932-235 information may be a basis for concluding that an impairment indicator exists, using such information in a recoverability test (i.e., undiscounted cash flows) or a fair value estimation (e.g., discounted cash flow) would be inappropriate as the objectives of ASC 932-235 and ASC 360-10 are different.

Whenever events or circumstances indicate that the carrying amount of oil and gas properties may not be recoverable (i.e., impairment indicators exist), they should be tested for recoverability using undiscounted future cash flows (i.e., a recoverability test pursuant to ASC 360-10). Those estimates of future cash flows should incorporate the entity’s own assumptions about its use of the asset and future commodity prices and should consider all available evidence. The assumptions used in developing those estimates should be reasonable in relation to the assumptions used to develop other information used by the entity for other purposes. For example, the assumptions used should be consistent with the entity’s internal budgets, projections used to determine whether some or all of the entity’s deferred tax assets (such as those recognized for net operating losses) will be realized, projections used to estimate when certain properties or partnerships will pay-out and information communicated to the entity’s board of directors and others. The entity also should consider its existing plans with regard to reserve development in estimating future cash flows for the purposes of testing for recoverability. For example, if the entity does not have plans (or the ability) to develop certain of its proved undeveloped reserves, then future cash flows associated with the production of those reserves should not be included in the recoverability test. When an asset group includes both proved and unproved reserves, all projected costs related to the development of the unproved reserves are generally included in the recoverability test. However, we believe that projected costs related to the development of unproved reserves also should not be included in the recoverability test if the entity does not have plans (or the ability) to develop these reserves.

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Entities also should ensure that in developing estimates of future cash flows that they properly match future development costs against future net revenues associated with proved undeveloped reserves. For example, if a development well is in progress at period-end and costs incurred to date are $2 million and the well is expected to cost a total of $5 million, then the remaining $3 million of costs should be included in the estimate of future cash flows used to test the related oil and gas property for recoverability.

We also note that ASC 360-10-35-30 states that “Estimates of future cash flows used to test the recoverability of a long-lived asset (asset group) shall incorporate the entity’s own assumptions about its use of the asset (asset group) and shall consider all available evidence. The assumptions used in developing those estimates shall be reasonable in relation to the assumptions used in developing other information used by the entity for comparable periods, such as internal budgets and projections, accruals related to incentive compensation plans, or information communicated to others.” Using our own estimates of long-term prices, and estimates of economically recoverable reserves based on those estimated prices, is consistent with the guidance contained in that paragraph, and is consistent with how we manage our business and evaluation acquisitions and drilling prospects, as discussed in our response to Comment 1. above.

This is also consistent with the FASB’s expressed intent of how the carrying value of long-lived assets held and used by an entity should be evaluated for impairment. In paragraph B16 of the Basis for Conclusions to Statement 144, although not codified in ASC 360, the FASB emphasized that “existing information and analyses developed for management review of the entity and its operations generally will be the principal evidence needed to determine when an impairment exists.” Paragraph B19 further states that “the objective of the undiscounted cash flows recoverability test is to assess the recoverability of a long-lived asset (asset group) in the context of a particular entity” and “The Board acknowledges that significant judgment is required in developing estimates of future cash flows.” We believe that the use of our internal pricing assumptions, and the estimates of economically producible probable reserves based on those prices, in estimated net future undiscounted cash flows is consistent with the FASB’s intent as discussed in the Basis of Conclusions of Statement 144.

Our practices in this regard are also consistent with a discussion contained in section 2.3.2.1 of the Ernst & Young publication previously referred to, as follows:

The FASB did not establish specific limits on the assumptions used to generate cash flow estimates, such as requiring the use of current prices and volumes because those assumptions may be inconsistent with the entity’s own assumptions about its use of the long-lived asset. Thus, if an entity has a reasonable basis to assume that prices or volume will increase from current levels (e.g., current economic and industry trends indicate an increase in demand, or the futures market indicates that prices are likely to increase), it is appropriate to reflect such increases in the cash flow estimates. However, the assumptions used should be reasonable in relation to the assumptions used in developing other information used by the entity for comparable periods, such as internal budgets and projections and accruals related to incentive compensation plans. In addition, entities should not be using information in assessing the recoverability of long-lived assets that is inconsistent with that used for other accounting purposes (e.g., assessing the recoverability of deferred tax assets).

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We believe that the estimation of the amount of economically recoverable reserves using our own long-term pricing assumptions is also consistent with the manner in which reserves are estimated under the Petroleum Resources Management System (PRMS). That the amount of economically recoverable reserves differs between the SEC required disclosure quantities and the amounts estimated using management’s own pricing assumptions is acknowledged by section 1.38 of the AICPA’s Audit and Accounting Guide Entities With Oil and Gas Producing Activities, which states1:

Historically, although the PRMS and SEC definitions of proved reserves were consistent across many areas, certain differences did exist between the two sets of definitions. The SEC definitions provided in Final Rule No. 33-8995 were significantly influenced by the PRMS and have eliminated some of these historical differences. However, differences do remain, including the fact that proved reserves under the PRMS are determined based on management’s "defined" economic and operating conditions (that is, management’s own pricing assumptions) as opposed to the "existing" economic and operating conditions required by the SEC (that is, historical 12-month average). Many companies still use the PRMS definition in their own internal reserves analyses.

We believe that using reserves that are consistent with our own internal reserve analyses, as noted in the AICPA guide, for purposes of estimating future net undiscounted cash flows associated with proved oil and gas properties is consistent with the manner in which the FASB intended the long-lived asset recoverability test to be performed. Further, we note that ASC 932-360-35-8 was codified from Section 1.55 of the then-existing AICPA oil and gas guide, and that guide notes, in Sections 2.81 that “Proved reserves have industry and regulatory definitions, but there are no such standards for potential reserves, which are often referred to as probable and possible.”

Specific information on how we perform the three step process described above in our evaluation of potential impairment of proved oil and gas properties is provided below.

[1]	Although the discussion refers to proved reserves, we believe that the concepts discussed are equally applicable to probable and possible reserves.

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ASC 360-10-35-21 addresses when assets should be tested for recoverability (Step 1 in our procedures). In applying this guidance, we perform a quarterly review to determine whether events or changes in circumstances indicate that the carrying amounts of our proved oil and gas properties may not be recoverable. In performing this review, we analyze changes in the business climate, including the existing commodity market prices as well as the futures prices for crude oil and natural gas. In recent periods, we have routinely observed volatility in the commodity markets that indicated that natural gas prices were declining both historically and in the futures markets. Based on these observations, we performed a quantitative analysis for indications of impairments on our proved property asset groups.

Our Step 1 quantitative analysis is performed by comparing the undiscounted value of our proved reserves, to the carrying value of our proved oil and gas properties. We have historically elected to perform this test solely on the basis of proved reserves, as this is the most conservative approach which would indicate the maximum difference between the estimated future undiscounted cash flows from our reserves and the carrying value of our assets. See our response contained in Item 10. of your Comment Letter to us dated August 31, 2011 for further details regarding our procedures for performing tests for indications of impairment.

When our Step 1 quantitative analysis demonstrates indicators of impairment, we then perform Step 2 of our procedures, a test of recoverability, in order to ascertain whether the carrying value of our proved oil and natural gas properties are recoverable. We perform this Step 2 test based upon estimates of future undiscounted cash flows from our crude oil and natural gas reserves. Our computations of these future cash flows are based upon the guidance contained in ASC 360-10-35-29 through 35-33.

We have previously addressed your inquiries regarding the prices used in our tests of recoverability in our response to your Item 4. of your comment letter to us dated December 28, 2011. In addition, in response to your previous comments we revised the description of our impairment policies and procedures in our Form 10-K filed for the year ended December 31, 2011. We address your further questions with respect to our impairment case pricing in our above response to Item 1. of this Comment Letter.

As noted above, ASC 360-10-35-30 indicates that “Estimates of future cash flows used to test the recoverability of a long-lived asset (asset group) shall incorporate the entity’s own assumptions about its use of the asset (asset group) and shall consider all available evidence” for purposes of the Step 2 test of recoverability. Pursuant to this guidance, we first determine the appropriate inputs that are relevant to determining future quantities of oil and gas reserves. Most significant of these inputs are the forecasts of future commodity prices, the differentials between field prices and realized prices, our operating costs, and our future capital costs. We have an established procedure for estimating future commodity prices, as previously described and further discussed in Item 1. above. We then estimate future cash flows from reserves by applying our impairment case price forecasts (as adjusted to the price at the sales point) and impairment case operating cost inflation factors to our estimates of future production. To expedite the impairment testing process, we begin our level 2 test of

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recoverability by selecting the properties that had proved reserves that were economic based upon the first of the month average prices, and we then re-compute the estimated future cash flows from those properties based upon our impairment case price forecast and impairment case cost inflation assumptions. Since we are using the same cash flow modeling software for all of our valuations, the quantity of proved reserves that our model computes using these impairment case pricing and cost inflation assumptions is generally higher than those that would be determined using the first of the month average prices due to the economic limits of production being different based upon the inputs. However, in performing this determination of future net undiscounted cash flows from proved reserves, we do not re-assess the economics of any properties that were uneconomic under the first of the month average prices and we accordingly do not increase our total proved reserves for any undeveloped locations that become economic based upon these revised assumptions.

As part of our Step 2 test of recoverability, we also prepare estimates of quantities of probable oil and natural gas reserves. For purposes of determining estimated future cash flows from probable reserves, we first estimate future operating costs and capital costs consistent with the methodology used in determining our estimates of proved oil and gas reserves. The estimated future cash flows from probable reserves are then determined based upon our impairment case price forecasts (as adjusted to the price at the sales point) and our impairment case cost inflation factors. We believe that this is appropriate as it derives an estimate of the economically recoverable reserves based on our impairment case price. We then apply an appropriate risk adjustment to the estimated cash flows from these probable reserves. As described in our response to Item 2. of the Response Letter, we have observed in some instances that certain reserves which previously met the definition of proved undeveloped reserves based on the then prevailing first of the month average prices may become uneconomic in subsequent periods, primarily due to decreases in the first of the month average prices used for purposes of determining proved reserve quantities. For purposes of performing a test of recoverability, we re-evaluate the estimated future cash flows from these proved undeveloped well locations, and when the reserves from these well locations prove to be economic under the impairment case pricing and cost escalation assumptions, we include them in the risk-adjusted future cash flows from our probable reserves. We believe that this is appropriate as it is consistent with our internal analyses of the properties used for management and investment decisions, as discussed in the response to Comment 1. above. We finalize our test of recovery by combining the estimated future net undiscounted cash flows from our proved reserves with the estimated future net undiscounted cash flows from our risk-adjusted probable reserves, and then compare these combined estimated future net undiscounted cash flows to the carrying value of the assets within each of our asset groups. In the event that the carrying value of an asset group is recoverable based on this analysis, our impairment testing is complete.

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December 6, 2012

In summary, we believe our methodology for purposes of performing the appropriate tests of impairment for proved oil and gas properties, based upon the guidance contained in ASC 360-10, as supplemented by ASC 932-360, are appropriate. We have consistently applied this methodology, and we have timely recognized impairments when the carrying value of our assets has not been recoverable.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  If you have any questions, please do not hesitate to contact the undersigned at (972) 668-8811.

Very truly yours,

/s/ ROLAND O. BURNS
Roland O. Burns
Senior Vice President and Chief Financial Officer

RDS/

cc:	Jack E. Jacobsen, Esq.

Locke Lord LLP